SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                    FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED
                                  ON BEHALF OF
                                TERMOSELVA S.R.L.
                                       BY
                              AGUAYTIA ENERGY, LLC

     Aguaytia Energy, LLC ("Aguaytia"), a limited liability company formed under the laws of the State of Delaware, hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act, as amended (the "Act"), on behalf of Termoselva S.R.L. ("Termoselva") for the purpose of notifying the U.S. Securities and Exchange Commission that Termoselva is a "foreign utility company" under Section 33(a) of the Act. Termoselva is a subsidiary company of Aguaytia. The information in this filing supersedes the information in a previous Form U-57 submitted by Aguaytia on April 25, 2001.

ITEM  1:  NAME,  BUSINESS ADDRESS, DESCRIPTION OF FACILITIES, AND, TO THE EXTENT
--------
KNOWN, EACH PERSON WHO HOLDS FIVE PERCENT OR MORE OF THE VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY.

     The name and address of the entity claiming foreign utility company status is:

                                Termoselva S.R.L.
                           Av. Camino Real 111, Piso 9
                           San Isidro, Lima 27 - Peru

     Termoselva is a sociedad comercial de responsibilidad limitada (limited liability company) formed under the laws of Peru, that owns and operates an approximately 155-MW gas-fired electric generating facility located in the western Amazon jungle region near the city of Aguaytia, Peru. The following persons will own indirectly five percent or more of the voting securities of
Termoselva:

                         Person                Type of Security  % Ownership
                         ------                ----------------  ------------

     P.I.D.C. Aguaytia, LLC                           Units         22.0454 %
     EPED Aguaytia Company                            Units         22.0454 %
     IGC Aguaytia Partners, LLC                       Units         15.7814 %
     The Maple Gas Development Corporation            Units         15.4987 %
     Scudder Latin American Power I-P, L.D.C.         Units         13.1887 %
     PMDC Aguaytia Ltd.                               Units         11.4404 %


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ITEM  2:  NAME  OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY, DESCRIPTION OF
--------
THE RELATIONSHIP BETWEEN SUCH COMPANY AND THE FOREIGN UTILITY COMPANY, AND PURCHASE PRICE PAID BY SUCH COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

     PPL Electric Utilities Corporation is a domestic associate public-utility company of PMDC Aguaytia Ltd. PPL Electric Utilities Corporation is a subsidiary company of PPL Corporation. Duke Energy Corporation is a domestic associate public-utility company of P.I.D.C. Aguaytia LLC and IGC Aguaytia Partners, LLC. Consumers Energy Company is a domestic associate public-utility company of Scudder Latin American Power I-P, L.D.C. Consumers Energy Company is a subsidiary company of CMS Energy Corporation. Southwestern Public Service Company, Public Service Company of Colorado, Cheyenne Light, Fuel and Power Company, Northern States Power Company and Northern States Power Company-Wisconsin (collectively, the "Xcel Companies") are domestic associate public-utility companies of Scudder Latin American Power I-P, L.D.C. The Xcel Companies are subsidiary companies of Xcel Energy. No portion of the purchase price of Aguaytia was paid by PPL Electric Utilities Corporation, Duke Energy Corporation, Consumers Energy Company or the Xcel Companies.

                                    EXHIBIT A
        STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(A)(2) OF THE ACT

     The state certifications required under section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended, which were issued by the Pennsylvania Public Service Commission (which regulates the retail rates of PPL Electric Utilities Corporation), the North Carolina Utilities Commission and the South Carolina Public Service Commission (which regulate the retail rates of Duke Energy Corporation), and the Michigan Public Utilities Commission (which regulates the retail rates of Consumers Energy Company) have been previously filed with the Commission and are incorporated herein by reference. The Xcel Companies are subsidiary companies of Xcel Energy, Incorporated, a registered holding company, and therefore are not required to obtain state certification.

     Termoselva has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           /s/
                                           -------------------------------------
                                           Guillermo  Schwartzmann
                                           Authorized  Representative
                                           Aguaytia  Energy,  LLC
                                           Av.  Camino  Real  111  Piso  9
                                           San  Isidro,  Lima  27  Peru
                                           011-511-611-5000
December  20,  2001


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